

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2020

Kevin Sun
Chief Financial Officer, Treasurer and Secretary
DermTech, Inc.
11099 N. Torrey Pines Road, Suite 100
La Jolla, CA 92037

> **Re: DermTech, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 16, 2020**
> **File No. 333-38118**

Dear Mr. Sun:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences